UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On January 4, 2024, Scinai Immunotherapeutics Ltd. (“Scinai”) issued a press release with a letter to shareholders from Mr. Amir Reichman, the Chief Executive Officer. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit 99.1 (other than (i) the paragraph immediately preceding “Pipeline Development”, (ii) the paragraph starting with “Professor Amos Gilhar of the Technion…, “, (iii) the paragraph entitled “New Name and Brand” and (iv) links to Scinai’s website and videos) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 4, 2024, Scinai issued a press release announcing closing of exercise of outstanding warrants for $1.69 million in gross proceeds. A copy of the press release is furnished herewith as Exhibit 99.2.

Exhibit 99.2 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Scinai Immunotherapeutics CEO Issues Letter to Shareholders.
99.2	Press Release dated January 4, 2024, “Scinai Immunotherapeutics Announces Closing of Exercise of Outstanding Warrants for $1.69 Million in Gross Proceeds”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: January 4, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

3